FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

04024760

27 APR 2004

RECEIVED 2004 APR 30 A 10:09 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Office of International Corporation Finan
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company"):-

(1) a copy of announcement of final results for the year ended 31st December, 2003;
(2) a copy of notice of annual general meeting dated 23rd April, 2003;
(3) a printed copy of 2003 Annual Report;
(4) a printed copy of proxy form for annual general meeting; and
(5) a printed copy of circular relating to the proposals for general mandates to repurchase shares and to issue shares and amendments of existing articles of association

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

File No.82-4177

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

- **Record turnover of HK$34.7 billion, 20% higher from 2002**
- **Profit attributable to shareholders grew 4% to HK$1,455 million**
- **Final dividend of HK14¢ per share recommended, bringing the full year dividend excluding special dividend to HK24¢ per share, a 9% increase from last year**

Financial Highlights

	2003	2002 (Restated)[1]
	HK$'000	HK$'000
Turnover	34,655,172	28,822,019
Profit from operations	1,536,904	1,806,598
Share of results of associates	484,686	449,930
Profit attributable to shareholders	1,455,177	1,404,933
Earnings per share	HK$0.70	HK$0.68
Dividend per share		
— interim	HK$0.10	HK$0.09
— final	HK$0.14	HK$0.13
	HK$0.24	HK$0.22
— special interim	n/a[3]	HK$0.25

	At 31 December 2003	At 31 December 2002 (Restated)[1]
	HK$'000	HK$'000
Shareholders' funds	13,442,534	12,938,776
Minority interests	3,858,801	3,290,057
Consolidated net borrowings	2,856,490	1,482,909
Gearing ratio	16.51%	9.13%
Current ratio	1.29	1.29
Net assets per share:		
Book value	HK$6.43	HK$6.22

Analysis of Turnover and Profit

	Turnover 2003	Turnover 2002 (Restated)[1]	Profit Attributable to Shareholders 2003	Profit Attributable to Shareholders 2002 (Restated)[1]
	HK$'000	HK$'000	HK$'000	HK$'000
Petroleum and Chemical Distribution	12,565,348	10,500,763	424,068	287,280
Retail	9,827,128	6,527,747	(98,763)	99,988
Food Processing and Distribution	4,801,464	4,803,374	339,906	337,643
Beverage	3,950,167	3,738,119	98,162	89,723
Textiles	3,201,798	2,521,527	165,891	162,759
Property[2]	279,876	357,290	278,686	152,173
Investments and Others	180,069	518,442	367,587	410,662
Subtotal	34,805,850	28,967,262	1,575,537	1,540,228
Elimination of inter-segment transactions	(150,678)	(145,243)	—	—
Net corporate interest and expenses	—	—	(120,360)	(135,295)
Total	34,655,172	28,822,019	1,455,177	1,404,933

Notes:

1. The comparatives have been restated to conform with the current year presentation in light of the change in accounting policy for deferred taxation.
2. The change in use of certain properties from fixed assets for own use to investment properties resulted in a decrease in deferred tax liabilities.
3. A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed in 2003.

CHAIRMAN'S STATEMENT

FINAL RESULTS

Despite the unexpected economic contraction caused by severe acute respiratory syndrome, or SARS, in the first half, the Group achieved satisfactory results in 2003 reflecting the strength of our management team and resilience of our businesses. Consolidated turnover for the year ended 31 December 2003 rose 20.2% over 2002 to a record HK$34,655.2 million. Profit attributable to shareholders was HK$1,455.2 million, 3.6% higher than

Business Strategy

The new management team at our supermarket operation has successfully implemented strategies in the second half of the year to revive the business. These included embarking on a cost saving program to reduce salaries and rentals, launching a new supplier rebate system to encourage volume discount, enhancing the efficiency of our

	HK$0.24	HK$0.22
— special interim	n/a[3]	HK$0.25

	At 31 December 2003 HK$'000	At 31 December 2002 (Restated)[1] HK$'000
Shareholders' funds	13,442,534	12,938,776
Minority interests	3,858,801	3,290,057
Consolidated net borrowings	2,856,490	1,482,909
Gearing ratio	16.51%	9.13%
Current ratio	1.29	1.29
Net assets per share:		
Book value	HK$6.43	HK$6.22

Subtotal	34,805,850	28,967,262	1,575,537	1,540,228
Elimination of inter-segment transactions	(150,678)	(145,243)	—	—
Net corporate interest and expenses	—	—	(120,360)	(135,295)
Total	34,655,172	28,822,019	1,455,177	1,404,933

Notes:

1. The comparatives have been restated to conform with the current year presentation in light of the change in accounting policy for deferred taxation.
2. The change in use of certain properties from fixed assets for own use to investment properties resulted in a decrease in deferred tax liabilities.
3. A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed in 2003.

CHAIRMAN'S STATEMENT

FINAL RESULTS

Despite the unexpected economic contraction caused by severe acute respiratory syndrome, or SARS, in the first half, the Group achieved satisfactory results in 2003 reflecting the strength of our management team and resilience of our businesses. Consolidated turnover for the year ended 31 December 2003 rose 20.2% over 2002 to a record HK$34,655.2 million. Profit attributable to shareholders was HK$1,455.2 million, 3.6% higher than in the previous year. Earnings per share, on a weighted average basis, was HK$0.70 compared to HK$0.68 in 2002.

DIVIDENDS

The Board recommends a final dividend of HK$0.14 per share for 2003 (2002: HK$0.13 per share) payable on or about 15 June 2004 to shareholders whose names appear on the Register of Members of the Company on 27 May 2004. Together with the interim dividend of HK$0.10 per share, the total distribution for 2003, excluding the special dividend, will amount to HK$0.24 per share (2002: HK$0.22 per share). In July 2003, a special interim dividend was paid by way of a distribution in specie of one share in China Resources Cement Holdings Limited (CR Cement) for every ten shares of the Company. There was also a special dividend of HK$0.25 per share paid in February 2002 for the disposal of the Group's investment in a banking business.

CLOSURE OF REGISTER

The Register of Members will be closed from 27 May 2004 to 2 June 2004, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 25 May 2004.

STRATEGY IMPLEMENTATION

Corporate Strategy

To capitalize on the booming consumer market in the Chinese Mainland and maximize the synergies among our businesses, the Group is committed to a unique retail-led distribution model. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. Ng Fung Hong, for example, is the single largest supplier to our supermarkets in Hong Kong. With its gradual expansion into the mainland meat market targeting the major cities, it will grow together with our mainland supermarket business. To help Snow, the national brand of our brewery business, penetrate into provinces of the Chinese Mainland where the Group does not have any brewery, the beer was introduced to our supermarkets starting last October. In fact, it is the first time that Snow is available for sale in our southern China supermarkets. The garment division of our textile operation is also looking into the possibility of manufacturing apparel-related private labels for our supermarket operation.

The rapid growth of our retail business, led by our supermarket operation, is expected to drive the development of our supply chain business with significant synergies through this internal integration. For the retail business, there will be less agency involvement and more control over value-added stream. For the supply chain business, the benefits include expanded distribution network, lower sales and marketing costs as well as more effective customer feedback. Though execution of this retail-led distribution corporate strategy is at an initial stage, the progress has been satisfactory.

On the other hand, the Group has started to dispose of its non-core businesses. We have successfully reorganized our concrete business and distributed the interest to our shareholders in the form of a dividend in specie. The new company, CR Cement, was listed on the Hong Kong Stock Exchange by way of introduction on 29 July 2003.

Business Strategy

The new management team at our supermarket operation has successfully implemented strategies in the second half of the year to revive the business. These included embarking on a cost saving program to reduce salaries and rentals, launching a new supplier rebate system to encourage volume discount, enhancing the efficiency of our supply chain as well as re-branding the whole business. As a result, there has been a significant improvement at the supermarket operation with losses reduced consecutively for the last two quarters in 2003.

To increase the core competence of our retailing businesses, the Group acquired our parent company's logistics business in July last year. It was then integrated with the Group's existing logistic operation to meet our own demand in the long term, especially in the area of fast-moving consumer goods.

Other businesses have also rolled out their respective strategies steadily. In particular, since the implementation of the national brand strategy in 2002, sales volume of Snow has increased rapidly and it accounted for about 26% of our total beer sales volume last year. To facilitate national brand development and centralized management, our brewery business has also been acquiring the minority stakes from its joint venture partners, including the Wuhan and Jilin breweries in 2003. The technology upgrade program at our textile business is poised to enhance our operational efficiency and increase the proportion of high end products, boosting the overall margins. In addition, our food distribution business has entered the Chinese Mainland meat market with a target on the major cities. Though falls outside the retail supply chain, our petroleum and chemical distribution business is also looking for growth opportunities in the Chinese Mainland, such as the piped gas market.

OPERATING ENVIRONMENT

The major market segments in which the Group's supply chain operates saw decent growth last year. Retail sales in the Chinese Mainland grew 12% in 2003 to about RMB4,600 billion and market consolidation had accelerated. In 2002, China's top 100 chain store retailers' sales constituted 6% of total retail sales. In 2003, top 30 retailers already constituted the same percentage. Of the total sales of RMB270 billion generated by the top 30 retailers, supermarket operators represented around 57%, reflecting the rapid development of this modern format of shopping.

For the mainland brewery market, total production volume increased by about 6% last year to 25.4 million kilolitres. In 2003, the top three players accounted for approximately 31% of the market. It was only about 15% ten years ago.

The production of cotton yarns and fabrics in the Chinese Mainland increased by 16% and 9% respectively in 2003 over the previous year. We were ahead of the industry growth with yarns and fabrics production increased by 30% and 11% respectively over the same period.

The mainland meat industry currently enjoys a stable annual growth rate of 3% to 5% in consumption. Pork consumption per capita in China is still very low on international scale. Improving living standards in China will boost pork consumption and narrow the gap with more developed countries.

In Hong Kong, the overall retail environment improved substantially towards the end of last year due to relaxation on Chinese Mainland individual travelers and the wealth effect from improvement in property and stock markets. Retail sales declined 2.3% for the full year of 2003 but rebounded 5.3% in the final quarter. Supermarket sales and department store sales decreased by 1.0% and 2.9% respectively in 2003 over the previous year. For livestock consumption, locally produced and imported live pigs and cattle amounted to about 2,158,000 heads and 45,000 heads respectively in 2003, remaining relatively steady over 2002.

CORPORATE GOVERNANCE

The Group is dedicated to enhancing its corporate governance standard and special efforts were made last year to strengthen the efficiency of the Board, improve internal control mechanism and increase financial transparency. Various committees are present to carry out advisory and supervisory functions. Summarized below are the major corporate governance initiatives adopted by the Group last year.

- The Compensation Committee, members of which include all Independent Non-Executive Directors and the Director responsible for the Group's human resources function, was established last year to ensure the implementation of a transparent and fair remuneration system for directors.
- The Nomination Committee, comprised all Independent Non-Executive Directors, was also set up last year to develop a formal and transparent procedure for the appointment and re-appointment of directors.
- A "Corporate Governance Standards and Objectives" Handbook with details covering the responsibilities of Board members, their functions, the structure of the Board as well as the Group's corporate governance policy was distributed to all senior staff and released on the corporate website for public access.
- A Balanced Score Card (BSC) management system was introduced to align our performance measurement system with our corporate missions and strategies.

Since November 2002, the Group has been voluntarily producing quarterly financial and operational review. We are the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange making it a recommended best practice for main board issuers in the proposed Code of Corporate Governance Practices released in January 2004.

During the year, Board meetings were held on average more than once a month enabling members to participate in key decision-making process of the Group. While independent view from the Board is increasingly emphasized nowadays, average attendance of the Group's Independent Non-executive Directors stood over 90% last year, showing that the Group's major decisions went through balanced yet independent perspectives.

The Group's distinguished efforts in promoting good corporate governance have been highly commented by the financial community. It was named the second Best Corporate Governance company in the Hong Kong/China category and the sixth among corporations in leading emerging markets by a corporate governance poll organized by Euromoney Magazine in 2003. The Group was also rated China's Most Improved Corporate Governance company in the Best-Managed Companies Award run by Asiamoney Magazine in its December 2003/January 2004 issue.

The Group strongly believes that good corporate governance practices together with fair disclosure is essential to enhance its accountability and transparency. We will continue to take on the challenges in accomplishing better corporate governance and promote this as part of our corporate culture.

INVESTOR RELATIONS

The Group continued to engage in frequent and open communication with the financial community and the media last year. Top management along with senior management of different business units met with more than 410 fund managers and 250 analysts last year in the forms of one-on-one meetings, visits to our supermarket outlets, brewery plants and logistics operations as well as presentation at conferences arranged by financial institutions.

The Group's on-going efforts in encouraging two-way communication with investors have won it a good name for investor relations. In a survey conducted last year by the Institutional Investor Research Group, the Group was named the "Best Company IR" and the "Most Improved IR" among conglomerates in Asia by the Buy-side and the "Most Improved IR" among companies in Hong Kong and the "Most Improved IR" among conglomerates in Asia by the Sell-side. These awards will continue to motivate the Group to step up its initiatives in sustaining a two-way communication with investors and the media.

SOCIAL RESPONSIBILITY

The outbreak of SARS last year has raised public awareness and knowledge of hygiene and health. With businesses such as food distribution and supermarkets, which are closely related to the daily lives of the public, the Group had exercised extreme caution and prevention to ensure the hygiene of our products and the shopping environment. It reflects our care for our customers and our communities.

There was a substantial increase in our cash donations to charitable organizations last year. In particular, the Group participated in the Project Hope School program and sponsored the construction of a primary school in Jiangxi Province through CR Vanguard in November to enable children there to obtain education. Moreover, the Group supported a number of charity events, including the Fifth Challenging 12-Hours Charity Marathon, organized by Sowers Action, Trailwalker by Oxfam Hong Kong and East China Flood Relief Program launched by Ming Pao Newspaper Limited. It is the Group's commitment to customers, shareholders and employees to improve the lives of the society.

PROSPECTS

Chinese Mainland is at the heart of our growth and the Group has been strategically building up presence in this important market. Our supermarket, brewery and textile operations are now among the leading players in their respective industries. Our food operation also expanded into the mainland meat market last year to capture the opportunities in abattoir and meat processing business. With a retail-led distribution model, the Group has increasing exposure to the mainland and Hong Kong consumer market. This would drive the overall development of the Group.

In particular, our supermarket business has built up a significant market presence over a period of just two years. Whilst the market is still expanding rapidly, over the medium term, the focus of growth is likely to shift away from the major cities into the second and third-tier cities. Our superstore format has the flexibility and cost efficiency to succeed in these cities. In 2003, the first year after acquisition of CR Vanguard, our focus was placed on organizational realignment. We revamped nearly the entire management team, blending local and international expertise, and entrusted them with our national vision. This year, with a much stronger and energized team in place, we will look for business optimization, including strengthening our supply chain, developing long term relationship with suppliers, building model stores for future expansion and establishing a respectable supermarket brand.

In March 2004, our brewery business entered into a conditional agreement with the major shareholder of Zhejiang Qianpi Group Company Limited to reorganize the company into a joint venture company, whereby our brewery business will have 70% equity interests. This joint venture can not only strengthen our leading position in the mainland brewing industry but also expand our geographical coverage to the Eastern part of the Chinese Mainland. We now have a more integrated distribution network with breweries in the North Eastern, South Western, Central and Eastern region.

The elimination of all import quotas on textile products by the end of 2004 associated with China's entry to the WTO will boost the potential of the mainland textile market but that may also lead to a concurrent surge in protective trade measures. Nevertheless, we are aiming for higher operational efficiency by centralizing management functions and technology upgrade.

The Group has accelerated its investments in the Chinese Mainland as planned. For the first time, the Group's revenue from the mainland exceeded that of Hong Kong, accounting for 47.5% of the total revenue for the period under review, compared with 42.4% during the year ended 31 December 2002. As the retail and brewery operations bore the brunt of the SARS outbreak, the proportion of profit before tax from the mainland decreased from 29.5% to 25.8%.

Chinese Mainland is playing an increasingly important role in the global economy. With the continuous economic growth, low interest rate environment and favorable demographics, its consumer market is thriving. At the same time, the closer economic partnership between the Chinese Mainland and the territory as well as the influx of mainland tourists following the relaxation of individual travelers have stimulated Hong Kong's economy and improved consumer sentiment. With our unique business model, prudent strategy execution and strong financial position, we are optimistic about the prospects for further growth.

EMPLOYEES

As at 31 December 2003, excluding its associates and a jointly controlled entity, the Group employed approximately 80,000 people, of which approximately 97% were employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. We offer ongoing training courses and workshops on diverse topics to our employees to enhance both their career and personal development, sometimes in conjunction with the training programs of our parent company. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options. Details of the share option scheme are described in the Report of the Directors.

APPRECIATION

2003 was an exceptionally challenging year characterized by economic and political uncertainties. Yet, we have emerged stronger and more united. On behalf of the Board of Directors, I would like to extend our appreciation towards our staff for their dedication and commitment.

NING GAONING
Chairman
Hong Kong, 7 April 2004

2003 RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003 as follows:

	2003	2002

Notes:

1. **Accounting policy**

(A) *Deferred Taxation*

As a result of the adoption of the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 12 "Income taxes" (revised), which became effective for accounti[illegible]

The Group's on-going efforts in encouraging two-way communication with investors have won it a good name for investor relations. In a survey conducted last year by the Institutional Investor Research Group, the Group was named the "Best Company IR" and the "Most Improved IR" among conglomerates in Asia by the Buy-side and the "Most Improved IR" among companies in Hong Kong and the "Most Improved IR" among conglomerates in Asia by the Sell-side. These awards will continue to motivate the Group to step up its initiatives in sustaining a two-way communication with investors and the media.

SOCIAL RESPONSIBILITY

The outbreak of SARS last year has raised public awareness and knowledge of hygiene and health. With businesses such as food distribution and supermarkets, which are closely related to the daily lives of the public, the Group had exercised extreme caution and prevention to ensure the hygiene of our products and the shopping environment. It reflects our care for our customers and our communities.

There was a substantial increase in our cash donations to charitable organizations last year. In particular, the Group participated in the Project Hope School program and sponsored the construction of a primary school in Jiangxi Province through CR Vanguard in November to enable children there to obtain education. Moreover, the Group supported a number of charity events, including the Fifth Challenging 12-Hours Charity Marathon,

As at 31 December 2003, excluding its associates and a jointly controlled entity, the Group employed approximately 80,000 people, of which approximately 97% were employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. We offer ongoing training courses and workshops on diverse topics to our employees to enhance both their career and personal development, sometimes in conjunction with the training programs of our parent company. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options. Details of the share option scheme are described in the Report of the Directors.

APPRECIATION

2003 was an exceptionally challenging year characterized by economic and political uncertainties. Yet, we have emerged stronger and more united. On behalf of the Board of Directors, I would like to extend our appreciation towards our staff for their dedication and commitment.

NING GAONING
Chairman
Hong Kong, 7 April 2004

2003 RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003 as follows:

	Notes	2003 HK$'000	2002 (Restated) HK$'000
Turnover	2	**34,655,172**	28,822,019
Cost of sales		**(28,120,003)**	(23,114,000)
Gross profit		**6,535,169**	5,708,019
Other revenue	3	**358,929**	444,851
Selling and distribution expenses		**(3,642,407)**	(2,759,151)
General and administrative expenses		**(1,714,787)**	(1,587,121)
Profit from operations	4	**1,536,904**	1,806,598
Finance costs	5	**(225,461)**	(312,246)
Share of results of a jointly controlled entity		**184,938**	—
Share of results of associates		**484,686**	449,930
Profit before taxation		**1,981,067**	1,944,282
Taxation	6	**(254,997)**	(335,080)
Profit after taxation		**1,726,070**	1,609,202
Minority interests		**(270,893)**	(204,269)
Profit attributable to shareholders		**1,455,177**	1,404,933
Earnings per share	8		
Basic		**HK$0.70**	HK$0.68
Diluted		**HK$0.69**	HK$0.67

Notes:

1. **Accounting policy**

(A) *Deferred Taxation*

As a result of the adoption of the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 12 "Income taxes" (revised), which became effective for accounting periods commencing on or after 1 January 2003, the accounting policy for deferred taxation has been changed.

According to the SSAP No. 12 (revised), deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exceptions. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

In prior years, deferred taxation was accounted for using the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be crystallised in the foreseeable future. The effect of this change in accounting policy on the *consolidated profit and loss account for the year ended 31 December 2002* and the consolidated balance sheet as at 31 December 2002 is set out in note 6.

(B) *Jointly Controlled Entity*

The Group's interest in a jointly controlled entity represents the investment in a limited partnership which was previously shown as an other investment measured at cost. Effect of the reclassification of the investment in the limited partnership is not material and accordingly no prior year adjustment is made.

2. **Segment information**

Segment information is presented in respect of the Group's primary business segment and secondary geographical segment in accordance with the Group's internal financial reporting.

Business segments

	Petroleum and Chemical Distribution HK$000	Retail HK$000	Food Processing and Distribution HK$000	Beverage HK$000	Textiles HK$000	Property HK$000	Investments and Others HK$000	Elimination HK$000	Total HK$000
For the year ended 31 December 2003									
REVENUE									
External sales	12,565,348	9,778,516	4,744,654	3,950,167	3,201,798	234,620	180,069	—	34,655,172
Inter-segment sales	—	48,612	56,810	—	—	45,256	—	(150,678)	—
	12,565,348	9,827,128	4,801,464	3,950,167	3,201,798	279,876	180,069	(150,678)	34,655,172
Other revenue	25,040	85,369	48,499	58,711	66,552	5,186	811	—	290,168
	12,590,388	9,912,497	4,849,963	4,008,878	3,268,350	285,062	180,880	(150,678)	34,945,340
Segment Result	282,344	(75,690)	426,549	400,723	216,029	282,562	4,578	—	1,537,095
Unallocated corporate expenses									(68,952)
Interest income									68,761
Profit from operations									1,536,904
Finance costs									(225,461)
Share of results of a jointly controlled entity	184,938	—	—	—	—	—	—	—	184,938
Share of net results of associates	9,930	2,658	45,431	—	11,038	—	338,239	—	407,296
Taxation									(177,607)
Profit after taxation									1,726,070

2. Segment information (continued)

Business segments (continued)

	Petroleum and Chemical Distribution	Retail	Food Processing and Distribution	Beverage	Textiles	Property	Investments and Others	Elimination	Total
	HK$000	HK$000	HK$000	HK$000	HK$000	HK$000	HK$000	HK$000	HK$000
For the year ended 31 December 2002 (restated)									
REVENUE									
External sales	10,500,763	6,498,970	4,768,241	3,738,119	2,521,527	275,957	518,442	—	28,822,019
Inter-segment sales	—	28,777	35,133	—	—	81,333	—	(145,243)	—
	10,500,763	6,527,747	4,803,374	3,738,119	2,521,527	357,290	518,442	(145,243)	28,822,019
Other revenue	29,136	59,052	40,493	33,522	53,481	7,133	81,723	—	304,540
	10,529,899	6,586,799	4,843,867	3,771,641	2,575,008	364,423	600,165	(145,243)	29,126,559
Segment Result	327,052	188,111	402,909	346,810	203,697	198,528	62,763	—	1,729,870
Unallocated corporate expenses									(63,583)
Interest income									140,311
Profit from operations									1,806,598
Finance costs									(312,246)
Share of net results of associates	6,660	(704)	40,090	—	9,961	—	337,732	—	393,739
Taxation									(278,889)
Profit after taxation									1,609,202

The logistics business has been reclassified under Retail segment from Property segment.

Geographical segments

	Turnover HK$'000	Other revenue HK$'000	2003 Total HK$'000	Turnover HK$'000	Other revenue HK$'000	2002 (restated) HK$'000
Hong Kong	15,037,007	114,705	15,151,712	14,423,234	188,673	14,611,907
Chinese Mainland	16,463,349	168,713	16,632,062	12,227,194	112,333	12,339,527
Overseas	3,154,816	6,750	3,161,566	2,171,591	3,534	2,175,125
	34,655,172	290,168	34,945,340	28,822,019	304,540	29,126,559

3. Other revenue

	2003 HK$'000	2002 HK$'000
Other revenue includes the following:		
Dividend from unlisted other investments	8,507	14,525
Interest Income	68,761	140,311
Profit on disposal of associates	1,220	—
Profit on disposal of subsidiaries	4,941	474
Profit on disposal of fixed assets	20,137	17,628
Negative goodwill recognised	13,079	9,627

4. Profit from operations

	2003 HK$'000	2002 (Restated) HK$'000
Profit from operations has been arrived at after charging:		
Depreciation		
— Owned assets	973,630	814,771
— Assets held under finance leases	5,045	5,078
Amortisation of intangible assets		
— Goodwill (included in general and administrative expenses)	87,257	65,443
— Intangible assets other than goodwill	10,642	12,847

6. Taxation

	Current taxation HK$'000	Deferred taxation HK$'000	2003 Total HK$'000	2002 (Restated) HK$'000
Hong Kong				
Company and subsidiaries	137,063	(36,584)	100,479	137,770
Associates	21,698	34,043	55,741	41,332
Chinese Mainland				
Subsidiaries	114,311	(46,568)	67,743	128,160
Associates	21,649	—	21,649	14,859
Overseas				
Subsidiaries	9,385	—	9,385	12,959
	304,106	(49,109)	254,997	335,080

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the year. In 2003, the government enacted a change in profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The change in accounting policy in accordance with the SSAP No. 12 (revised) to account for deferred taxation has been applied retrospectively and the comparative amounts previously reported have been restated accordingly. The adjustments to the consolidated balance sheet at 31 December 2002 are as follows:

	HK$'000
Decrease in purchased goodwill	(46,498)
Decrease in interest in associates	(37,888)
Increase in deferred taxation assets	90,169
Decrease in trade and other receivables	(1,168)
Increase in deferred taxation liabilities	(325,771)
Increase in minority interests	(26,801)
Decrease in reserves	(347,957)

The profit attributable to shareholders for the year ended 31 December 2002 has been increased by HK$1,988,000.

7. Dividends

	2003 HK$'000	2002 HK$'000
Additional final dividend paid for the previous year as a result of share allotment and exercise of share option	—	5,798
2002 special interim dividend paid of HK$0.25 per ordinary share	—	518,142
Special dividend in specie of shares of a subsidiary	1,050,502	—
2003 interim dividend paid of HK$0.10 (2002: HK$0.09) per ordinary share	208,297	187,218
2003 final dividend of HK$0.14 (2002: HK$0.13) per ordinary share	294,242	270,453
	1,553,041	981,611

The special distribution in 2003 represented a distribution in specie of one share in China Resources Cement Holdings Limited ("CR Cement") for every ten shares of the Company distributed to the shareholders of the Company on the register of members of the Company on 15 July 2003 in connection with the spin-off of CR Cement.

At the meeting held on 7 April 2004 the directors proposed a final dividend of HK$0.14 per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting is not recognised as a liability in these financial statements.

8. Earnings per share

	2003 HK$'000	2002 (Restated) HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders for the purpose of calculating basic earnings per share	1,455,177	1,404,933
Interest saving on exercise of convertible bonds	70,484	69,561
Profit attributable to shareholders for the purpose of calculating diluted earnings per share	1,525,661	1,474,494

	2003	2002
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,082,171,453	2,070,867,429
Effect of dilutive potential ordinary shares:		
— Share options	12,896,662	12,236,759
— Convertible bonds	119,595,400	119,595,400

Weighted average number of ordinary shares for the purpose of calculating

3. **Other revenue**

	2003 HK$'000	2002 HK$'000
Other revenue includes the following:		
Dividend from unlisted other investments	8,507	14,525
Interest Income	68,761	140,311
Profit on disposal of associates	1,220	—
Profit on disposal of subsidiaries	4,941	474
Profit on disposal of fixed assets	20,137	17,628
Negative goodwill recognised	13,079	9,627

4. **Profit from operations**

	2003 HK$'000	2002 (Restated) HK$'000
Profit from operations has been arrived at after charging:		
Depreciation		
— Owned assets	973,630	814,771
— Assets held under finance leases	5,045	5,078
Amortisation of intangible assets		
— Goodwill (included in general and administrative expenses)	87,257	65,443
— Intangible assets other than goodwill	10,642	12,847

5. **Finance Costs**

	2003 HK$'000	2002 HK$'000
Interest on finance leases	2,379	2,402
Interest on bank loans and other loans wholly repayable within five years	205,182	284,692
Interest on other loans not wholly repayable within five years	6,599	—
Financing charges	12,063	26,786
	226,223	313,880
Less: Amounts capitalised	(762)	(1,634)
	225,461	312,246

("CR Cement") for every ten shares of the Company distributed to the shareholders of the Company on the register of members of the Company on 15 July 2003 in connection with the spin-off of CR Cement.

At the meeting held on 7 April 2004 the directors proposed a final dividend of HK$0.14 per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting is not recognised as a liability in these financial statements.

8. **Earnings per share**

	2003 HK$'000	2002 (Restated) HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders for the purpose of calculating basic earnings per share	1,455,177	1,404,933
Interest saving on exercise of convertible bonds	70,484	69,561
Profit attributable to shareholders for the purpose of calculating diluted earnings per share	1,525,661	1,474,494

	2003	2002
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,082,171,453	2,070,867,429
Effect of dilutive potential ordinary shares:		
— Share options	12,896,662	12,236,759
— Convertible bonds	119,595,400	119,595,400
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,214,663,515	2,202,699,588

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

DIRECTORS

The Board of Directors of the Company comprises of fifteen Directors, of which ten are executive Directors, namely Mr. Ning Gaoning, Mr. Song Lin, Mr. Chen Shulin, Mr. Qiao Shibo, Mr. Yan Biao, Mr. Keung Chi Wang, Ralph, Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him, and there are two non-executive Directors, namely Mr. Jiang Wei and Mr. Xie Shengxi; and there are three independent non-executive Directors, namely Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Petroleum and Chemical Distribution

Turnover for the year ended 31 December 2003 was HK$12,565.3 million, an increase of 19.7% over last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$424.1 million, an increase of 47.6% over last year.

The increase in net profit for the year was mainly attributable to the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport but it was partly offset by a decline in profit contribution from the refined oil distribution segment.

Owing to the US/Iraq war and the uncertainty over oil supply by OPEC, world oil prices were extremely volatile during the year under review. Compared to last year, the overall sales volume of the refined oil distribution business reduced by 3.1% and gross profit margin decreased by 1.1 percentage point. The sluggish economy in Hong Kong and more entrants into the oil distribution business caused the decline in both sales volume and gross profit margin of our diesel oil operation. Competition in the fuel-oil market in the Chinese Mainland also decreased the sales volume and gross profit margin of our fuel oil trading business. Although the outbreak of SARS disrupted the demand for aviation fuel, the Group was able to secure contracts to supply fuel to more airlines. As a result, the sales volume of aviation fuel increased by 18% and gross profit margin increased by 2 percentage points.

Petrol and LPG stations in Hong Kong and the Chinese Mainland reported an increase of 12.2% in turnover but flat earnings. Sales volume of LPG at our Hong Kong stations grew by 7.5%. High LPG cost and mismatch in the price-fixing mechanism had affected profitability. The adverse impact was particularly severe in the first quarter of 2003 but improvement was recorded in the second half of the year when the LPG selling prices was increased in August 2003.

The chemical operation reported a strong growth in sales volume which translated into a 33.9% increase in turnover and a 17.7% increase in operating profit before corporate interest and expenses over 2002. The Group will continue to enhance its distribution channel of chemical products in the Eastern and Southern China.

While emphasising on its retail-led strategy, the Group will continue to seek opportunities for growth potential in the petroleum and chemical distribution business. To tap the growing demand for piped gas in the Chinese Mainland, the Group established a joint venture with the municipal government of Suzhou in August 2003 to distribute and supply piped gas in Suzhou New District. The Group has 70% interests in the joint venture.

The Group anticipates that the world crude oil price will be stabilised in the near future but at a relatively high level. The Group will continue to take prudent measures to mitigate the impact of the volatile oil price to the business.

Retail

The retail operation achieved a marked improvement in the second half of the year. Turnover increased from HK$4,303.6 million in the first half of the year to HK$5,523.5 million in the latter half of the year and net loss before corporate interest and expenses reduced by 88.8% as compared with the first half of the year. For the year

ded 31 December 2003, the Group's retail operation reported a turnover of HK$9,827.1 million, an increase of .5% over last year and a net loss before corporate interest and expenses of HK$98.8 million against a profit of K$100.0 million in last year.

e retail industry remains competitive in Hong Kong and the Chinese Mainland. Retailers persistently offered scount sales to sustain market share and resulted in a decline in gross profit. It is anticipated that the Chinese ainland's supermarket business will continue to undergo consolidation. Market players aim to improve their oss profit margins with the synergies and economies of scale created by acquisition and expansion of market are.

permarket

rnover for the year ended 31 December 2003 was HK$7,880.7 million, an increase of 72.5% over last year. et loss before corporate interest and expenses for the year 2003 was HK$106.5 million as compared to a profit HK$65.7 million in last year. Despite a heavy loss of HK$66.1 million reported in the first half of 2003, the t loss was reduced by 38.9% to HK$40.4 million in the second half of the year. The loss in the first half of the ar was mainly caused by the outbreak of SARS and the high cost base caused by the rapid expansion in 2002.

e significant increase in turnover was mainly attributable to a full year consolidation of turnover of 潤萬家有限公司 China Resources Vanguard Co., Ltd. ("China Resources Vanguard"), as well as the increase number of stores in 2003. In October 2003, the Group increased its interest in 蘇果超市有限公司 Suguo permarket Co., Ltd ("Suguo Supermarket"), which led to the consolidation of the company's results into the roup. The consolidation of the Suguo Supermarket's results also contributed to the growth in turnover of the roup.

esides the re-branding program, the new management team also initiated a number of measures in the second lf of the year to enhance the efficiency of the supply chain, reduce staff costs and rentals, as well as revamp ore formats. The program and measures generated favorable results and, with a new supplier rebate system, ere was a considerable increase in promotion income and volume discount. Owing to the marked improvement operation efficiency, the supermarket operation reduced the net loss to approximately HK$40.4 million in the cond half of the year.

arnings before interest, tax, depreciation and amortisation ("EBITDA") of the supermarket operation tributable to the Group for 2003 amounted to HK$98.1 million, of which HK$45.1 million was contributed by e newly acquired Suguo Supermarket. EBITDA reported in the second half of the year amounted to HK$108.4 illion, representing an increase of HK$118.7 million over the first half of 2003.

he Group currently operates approximately 1,623 stores in Hong Kong and the Chinese Mainland, which cludes 415 traditional supermarkets, 191 convenient stores, 94 superstores, 18 hypermarkets and 905 anchised stores. According to the statistics promulgated by the Ministry of Commerce of the People's Republic China, the supermarket business of the Group was the second largest chain operator in the Chinese Mainland terms of turnover for the year under review.

he Group has committed more resources to ensure sufficient logistics support. In July 2003, the Group acquired established logistics business from its controlling shareholder and integrated it with the existing godown usiness. The distribution centre at Pinghu, Shenzhen, commenced operation in September 2003 and provided gistics support to the Group's hypermarkets and superstores in the Southern China region.

he Group will continue to improve the profitability of its Chinese Mainland retail operation through hancement of operation efficiency. Together with the re-branding program and the efforts to revamp the store rmat, we are confident that we will strengthen our competence in the business.

rand fashion distribution

urnover for the year ended 31 December 2003 was HK$1,009.0 million, an increase of 12.9% over last year. et loss before corporate interest and expenses for the year ended 31 December 2003 was HK$18.9 million, as mpared to net profit of HK$4.5 million last year.

urnover growth was mainly driven by store expansion during the year. The operation reduced the net loss to K$2.4 million in the second half of the year from HK$16.5 million in the first half. The significant decrease of t loss in the second half was mainly due to the rebound of retail sales from the recovery of SARS in the major hinese Mainland cities.

urnover of the "Esprit" brand, distributed by the Group's 51% owned subsidiary, was HK$673.9 million, presenting an increase of 11% over last year. The growth was mainly attributable to same store growth as well an addition of 20 self-operated stores during the year.

s at the end of December 2003, the Group distributes 15 international brands through 227 self-operated and 79 franchised boutiques at designated cities in the Chinese Mainland. Distributions of certain brands with low rofitability were ceased during the year.

he Group will continue to strengthen its distribution network and take prudent measures to improve the rofitability of each brand under its portfolio.

ong Kong Retail

urnover for the year ended 31 December 2003 was HK$937.4 million, representing a decrease of 11.9% over st year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$26.7 illion, representing a decrease of 10.1% over last year.

he Group currently operates a chain of retail stores in Hong Kong under the name of Chinese Arts & Crafts tores 中藝, CRC Department Stores 華潤百貨 and CR Care Stores 華潤堂. As at the end of December 2003, the roup operates 5 Chinese Arts & Crafts Stores 中藝, 2 CRC Department Stores 華潤百貨 and 27 CR Care Stores 華潤堂.

gain from disposal of land in Tianjin brewery. Owing to more stringent control on material cost, average gross margin for the beer operation remained stable compared to last year. Stimulated by the increase in sales of large-size bottled purified water in Shenzhen, the performance of the purified water operation was improved and resulted in a steady increase in net profit for the year under review. As a result of a successful strategy to promote "Snow" as a national brand of our beer, the sales volume of the brand increased by 48.0% over the previous year reaching 653,872 kilolitres and represented 25.8% of the total beer sales volume.

During the year, the brewery operation consolidated its interests in several breweries by acquiring the minority interests, including 10% equity interests in 吉林華潤啤酒有限公司, and 30% equity interests in all 武漢華潤啤酒有限公司, 武漢華潤東西湖啤酒有限公司 and 武漢華潤行吟閣啤酒有限公司. The Group also acquired 100% equity interests in 北京華潤啤酒有限公司. As at 31 December 2003, the Group operated a total number of 29 breweries with an annual production capacity of approximately 4.2 million kilolitres. The Group is currently ranked the second largest brewer in the Chinese Mainland in terms of sales volume.

In March 2004, the beverage operation entered in a conditional agreement with the majority shareholder of Zhejiang Qianpi Group Company Limited to reorganise the company into a joint venture company, whereby our brewery business will have 70% equity interest. With this new company, the Group can strengthen its leading position in the brewing industry by bringing our production capacity to 4.7 million kilolitres and expand its geographical coverage to the Eastern China region. Apart from acquisition, the Group will continue to emphasise on brand development and expand its market coverage in the Chinese Mainland.

Textile

Turnover for the year ended 31 December 2003 was HK$3,201.8 million, representing an increase of 27.0% over last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$165.9 million, compared to a net profit of HK$162.8 million in the previous year.

Despite the surge in cotton price and fluctuation of the price for garment quota in the year under review, the Group managed to record a satisfactory result because of effective cost control measures as well as contribution from the newly acquired textile plants. However, the Group anticipates the fluctuation of cotton price and garment quota may affect the textile business and, therefore, will take proactive measures to mitigate the effects.

During the year, the Group successfully acquired 51% equity interest in 華潤錦華股份有限公司, a company listed on the Shenzhen Stock Exchange, and 100% equity interest in 南通華潤大生紡織有限公司. We also bought an additional 24% equity interest in 濟南華豐紡織有限公司, bringing our shareholding to 64%.

The Group is making a satisfactory progress in the technology upgrade programme. As at 31 December 2003, majority of the old machines was replaced by the updated models. Testing and operation of the new machines have commenced in early 2004. The technology upgrade programme is expected to be finished by late 2004. In order to improve profitability, the Group will continue to enrich and enhance its product mix and quality.

Property

Turnover for the year ended 31 December 2003 was HK$279.9 million, representing a decrease of 21.7% from last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$278.7 million, compared to a net profit of HK$152.2 million in last year.

Rental Properties

For the year ended 31 December 2003, the Group's rental properties segment, which comprised office, retail and industrial premises, reported a turnover and a net profit before corporate interest and expenses of HK$258.1 million and HK$237.7 million respectively, representing a decrease of 9.9% and an increase of 69.9% from last year.

The reduction of turnover was mainly attributable to the reduction of rental income from Argyle Centre during the renovation period and certain rental concessions granted to tenants affected by SARS. Average occupancy rate of retail premises for the year under review maintained at high level of 92.5%. Renovation work for the Group's retail space at Argyle Centre was completed by the end of September 2003. The refurbished property was renamed as "旺角新之城" with approximately 98% leased out. Despite the reduction of rental income, the operation reported an increase in net profit. The change of Argyle Centre from a fixed asset for own use to an investment property resulted an increase in deferred tax credit. Excluding the effects of a revaluation deficit recorded in 2002 and the deferred tax credit adjustment, the net profit for the year reduced by 17.7% as compared to last year.

Property development

The Group's Hong Kong property development segment, which included its 55% interests in the Villa Esplanada project, recorded a turnover of HK$21.8 million (2002: HK$70.8 million) and a net profit before corporate interest and expenses of HK$41.0 million (2002: HK$12.3 million) for the year ended 31 December 2003. The project was completed with all residential units substantially sold in prior years. As at end of December 2003, 282 car parks were left unsold, of which over 85% were leased out.

Investments and Others

For the year ended 31 December 2003, the turnover was HK$180.0 million (2002: HK$518.4 million), and the net profit before corporate interest and expenses was HK$367.6 million (2002: HK$410.7 million).

Container Terminal

The Group has a 10% interests in HIT Investments Limited. The Hong Kong and Yantian deepwater port operations reported combined throughput growth of 8% and EBIT growth of 13%.

nat, we are confident that we will strengthen our competence in the ...

nd-fashion distribution

nover for the year ended 31 December 2003 was HK$1,009.0 million, an increase of 12.9% over last year. t loss before corporate interest and expenses for the year ended 31 December 2003 was HK$18.9 million, as npared to net profit of HK$4.5 million last year.

rnover growth was mainly driven by store expansion during the year. The operation reduced the net loss to <$2.4 million in the second half of the year from HK$16.5 million in the first half. The significant decrease of t loss in the second half was mainly due to the rebound of retail sales from the recovery of SARS in the major inese Mainland cities.

rnover of the "Esprit" brand, distributed by the Group's 51% owned subsidiary, was HK$673.9 million, presenting an increase of 11% over last year. The growth was mainly attributable to same store growth as well an addition of 20 self-operated stores during the year.

s at the end of December 2003, the Group distributes 15 international brands through 227 self-operated and 79 franchised boutiques at designated cities in the Chinese Mainland. Distributions of certain brands with low rofitability were ceased during the year.

he Group will continue to strengthen its distribution network and take prudent measures to improve the rofitability of each brand under its portfolio.

Hong Kong Retail

Turnover for the year ended 31 December 2003 was HK$937.4 million, representing a decrease of 11.9% over last year. Net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$26.7 million, representing a decrease of 10.1% over last year.

The Group currently operates a chain of retail stores in Hong Kong under the name of Chinese Arts & Crafts Stores 中藝, CRC Department Stores 華潤百貨 and CR Care Stores 華潤堂. As at the end of December 2003, the Group operates 5 Chinese Arts & Crafts Stores 中藝, 2 CRC Department Stores 華潤百貨 and 27 CR Care Stores 華潤堂.

The decrease in turnover and net profit was mainly attributable to the sluggish economy and outbreak of SARS in the first half of 2003. However, the closure sales of CRC Department Stores 華潤百貨 at Argyle Centre and Henessey Road during the year helped to reduce the decrease in turnover. CR Care Stores 華潤堂 reported an increase in turnover during the year. The increase was stimulated by the growth in public health consciousness brought by the outbreak of SARS. There was also addition of new stores during the year. In the last two quarters of 2003, performance of Chinese Arts & Crafts Stores 中藝 resumed to normal level following the recovery from SARS, with turnover increased by 25.0% compared to the previous six months. The Group took a number of cost cutting measures on marketing and staffing expenses during the year in order to improve the profitability.

The Group will continue to expand the business of CR Care Stores 華潤堂 as public health consciousness continues to grow. In order to maximise the synergies among our business, the Group is planning to open CR Care Stores 華潤堂 in our existing supermarkets. It will optimise the mix and variety of the products in our supermarkets for customers.

Food Processing and Distribution

Turnover and net profit before corporate interest and expenses for the year ended 31 December 2003 was HK$4,801.5 million and HK$339.9 million respectively. Both remained relatively stable compared to last year.

Although the restaurant and catering industry in Hong Kong was adversely affected by the outbreak of SARS, the Group made a considerable effort to promote the "Ng Fung" brand of high quality fresh meat during the year. As a result, turnover of livestock distribution and frozen food trading grew by 1.1% and 13.3% respectively for the year.

For marine fishing and aquatic products processing, its operating profit increased by 188.8% over last year. This was mainly attributable to the effort taken to explore more high quality fishing grounds and to enhance fishing fleet capability, which resulted in growth of 13.6% of total catches and enrichment in catches assortment.

The ice-cream business under the food production and processing also maintained its strong growth in turnover which was 21.0% over the previous year.

In order to maximise the synergies among our business and to integrate the food operations with our supermarket business, the Group will continue to expand into the meat processing business in the Chinese Mainland. The meat-processing centre in Shanghai is under construction and is expected to commence operation in early 2005. The Group also entered into a principle agreement for its meat processing project in Shenzhen in September 2003.

Beverage

For the year ended 31 December 2003, the operation reported a turnover of HK$3,950.2 million, representing an increase of 5.7% over last year and net profit before corporate interest and expenses of HK$98.2 million, representing an increase of 9.4% over last year.

Increase in turnover was mainly driven by the growth in sales volume of both the beer and purified water. Sales volume for beer and purified water amounted to 2,532,194 kilolitres and 369,771 kilolitres respectively, representing an increase of 8.0% and 32.2% over the previous year. Excluding the newly acquired breweries, the Group recorded an organic growth of approximately 4.9% in beer sales volume for the year under review. The increase in profit contribution from the operation was partly attributable to the improved performance of purified water as well as the strong earnings growth in Shenyang and Sichuan breweries. In addition, there was a

industrial premises, reported a turnover and a net profit before ... million and HK$237.7 million respectively, representing a decrease of 9.9% and an increase of 69.9% from last year.

The reduction of turnover was mainly attributable to the reduction of rental income from Argyle Centre during the renovation period and certain rental concessions granted to tenants affected by SARS. Average occupancy rate of retail premises for the year under review maintained at high level of 92.5%. Renovation work for the Group's retail space at Argyle Centre was completed by the end of September 2003. The refurbished property was renamed as "旺角新之城" with approximately 98% leased out. Despite the reduction of rental income, the operation reported an increase in net profit. The change of Argyle Centre from a fixed asset for own use to an investment property resulted an increase in deferred tax credit. Excluding the effects of a revaluation deficit recorded in 2002 and the deferred tax credit adjustment, the net profit for the year reduced by 17.7% as compared to last year.

Property development

The Group's Hong Kong property development segment, which included its 55% interests in the Villa Esplanada project, recorded a turnover of HK$21.8 million (2002: HK$70.8 million) and a net profit before corporate interest and expenses of HK$41.0 million (2002: HK$12.3 million) for the year ended 31 December 2003. The project was completed with all residential units substantially sold in prior years. As at end of December 2003, 282 car parks were left unsold, of which over 85% were leased out.

Investments and Others

For the year ended 31 December 2003, the turnover was HK$180.0 million (2002: HK$518.4 million), and the net profit before corporate interest and expenses was HK$367.6 million (2002: HK$410.7 million).

Container Terminal

The Group has a 10% interests in HIT Investments Limited. The Hong Kong and Yantian deepwater port operations reported combined throughput growth of 8% and EBIT growth of 13%.

Building Materials

In line with the Group's retail-led distribution strategy, the ready mixed concrete operations were successfully spun off by way of a distribution in specie to the shareholders in July 2003.

CAPITAL AND FUNDING

In 2003, the Group centralizes surplus fund and funding requirements in order to achieve better treasury control and lower cost of funds. As at 31 December 2003, the Group's consolidated cash and cash equivalent amounted to HK$3,787 million. The Group's borrowings as at 31 December 2003 were HK$6,643 million with HK$2,458 million payable within 1 year, HK$4,116 million within 2 to 5 years and HK$69 million after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2003, amounted to HK$1,500 million. All the borrowings are subject to floating rates except for the US$230 million convertible guaranteed bonds, which are subject to fixed interest rate.

Calculated on the basis of the Group's net borrowings over the shareholders' funds and minority interests, the Group's gearing ratio was approximately 16.5% (2002: 9.1%). The increase in gearing ratio was mainly attributable to the acquisition of businesses with higher gearing ratio as well as the increase in purchase of raw materials by our textiles segment.

Based on the Group's consolidated net assets value, substantial net assets are denominated in Hong Kong dollar and Renminbi offset by net liabilities denominated in US dollar. In order to limit the exposure to the fluctuations in foreign currency rates and interest rates, the Group entered into certain forward contracts and interest rate swaps to hedge for part of its borrowing. As of 31 December 2003, 42% of the Group's cash deposit balances were held in Hong Kong dollars, 40% in Renminbi and 17% in US dollars. 35% of the Group's borrowings were denominated in US dollars and 39% in Renminbi with the remainder in Hong Kong dollars.

CAPITAL EXPENDITURE

The Group spent HK$2,335.4 million on capital expenditure during the year 2003. Additions to fixed assets amounted to HK$1,788.2 million. The Group incurred HK$547.2 million for new acquisitions in retail, food, textile and beverage, as part of our retail-led distribution strategy.

Capital expenditure was primarily financed by internally generated funds from operations. With a solid base of recurrent income and adequate committed banking facilities, the Group has sufficient financial resources to cope with the investment needs.

PLEDGE OF ASSETS

As at 31 December 2003, fixed assets with net book value of HK$357.8 million (2002: HK$466.4 million) are pledged for short-term loans in the sum of HK$256.7 million (2002: pledged for short-term loans of HK$370.6 million) and long term loans in the sum of HK$56.4 million (2002: Nil).

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 31 December 2003.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 291)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors ("the Board") of China Resources Enterprise, Limited ("the Company") announces that the Board has resolved to propose to the shareholders of the Company at the forthcoming annual general meeting a special resolution ("the Special Resolution") to amend the articles of association of the Company ("the Articles") in order to, principally, align the Articles with amendments to the Appendix 3 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") which have become effective on 31 March 2004. *This announcement is made pursuant to the requirement of Rule 13.51 of the Listing Rules. A brief summary of the Special Resolution is set out in the abbreviated version of notice of annual* general meeting below and full details of the proposed amendments to the Articles and full version of notice of annual general meeting are set out in a circular to shareholders of the Company dated 23 April 2004.

By Order of the Board
Ning Gaoning
Chairman

Hong Kong, 23 April 2004

NOTICE OF ANNUAL GENERAL MEETING (ABBREVIATED VERSION)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of China Resources Enterprise, Limited (the "Company") will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 2 June 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To declare a final dividend.
3. To re-elect Directors and to fix the remuneration of Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5 hereof.
8. To amend Articles 1, 5, 28.1.3, 32, 47A, 60, 61, 65, 70, 74, 82, 83, 94, 112.1, 119.3.1, 122, 123.1, 123.2, 136, 154 and to add new Articles 142 and 154.2 to the Articles of Association of the Company (the "Articles") in compliance with the recent amendments to the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Rules Governing the Listing of Securities on *The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A brief description to the proposed amendments to the Articles is set out as follows:*

(a)	Article 1	To amend a definition and provide additional definitions for certain terms for the purpose of clarification.
(b)	Article 5	To stipulate that disposal of unissued shares and issue or redemption of preference shares shall also be subject to the provisions of the Listing Rules.
(c)	Article 28.1.3	To delete some words which are unnecessary.
(d)	Article 32	To stipulate that the time limit for issuance of a notice of refusal for registration of a share transfer shall be ten business days or such other period to comply with the Listing Rules and the Companies Ordinance.
(e)	Article 47A	To renumber the existing Article 47A as Article 46.4.
(f)	Heading of "GENERAL MEETINGS"	To move the heading of "GENERAL MEETINGS" to immediately before Article 48.
(g)	Articles 60 and 61	To reflect the requirement of voting by poll under the Listing Rules.
(h)	Article 65	To stipulate that votes of members shall be subject to the Listing Rules or any applicable laws.
(i)	Article 70	To clarify the meaning of a recognized clearing house pursuant to the Securities and Futures Ordinance.
(j)	Article 74	To provide circumstances which a member is required to abstain from voting as required by the amended Appendix 3 of the Listing Rules.
(k)	Article 82	To clarify the liability of alternate director and his relationship with his appointing director in the light of the Companies (Amendment) Ordinance 2003.
(l)	Article 83	To stipulate that powers of directors shall also be subject to the Listing Rules.
(m)	Article 94	To clarify that a managing director shall be subject to retirement by rotation.
(n)	Article 112.1	To be consistent with the amended Appendix 3 of the Listing Rules which stipulates the minimum seven-day period for lodgment by a member of the notice to nominate a director and the nomination shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting.
(o)	Article 119.3.1	To add the chapter number of the Mental Health Ordinance.
(p)	Article 122 and 123.2	To be consistent with the provisions of the amended Appendix 3 of the Listing Rules so that, subject to certain exceptions, a director shall abstain from voting at the board meeting on any contract or arrangement in which he and/or any of his associates has/have a material interest nor shall he be counted towards the quorum of the relevant board meeting.
(q)	Article 123.1	To remove the open bracket sign which is not required.
(r)	Article 136	To change some words to lower case.
(s)	Article 142	To renumber the existing Article 142 as 141.4 and add new Article 142 to stipulate that directors may on any occasion determine that the rights of election, allotment of shares, and/or distribution of assets shall not be made available to or made to any members in certain circumstances.
(t)	Article 154 and New Article 154.2	To delete a word which is not necessary in the existing Article 154 and renumber the existing Article 154 as Article 154.1 and to add a new Article 154.2 to permit the Company to purchase liability insurance for officer or auditor in the light of the Companies (Amendment) Ordinance 2003.

By Order of the Board
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 23 April 2004

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2004. This announcement is made pursuant to the requirement of Rule 13.51 of the Listing Rules. A brief summary of the Special Resolution is set out in the abbreviated version of notice of annual general meeting below and full details of the proposed amendments to the Articles and full version of notice of annual general meeting are set out in a circular to shareholders of the Company dated 23 April 2004.

File No.82-4177

By Order of the Board
Ning Gaoning
Chairman

Hong Kong, 23 April 2004

NOTICE OF ANNUAL GENERAL MEETING (ABBREVIATED VERSION)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of China Resources Enterprise, Limited (the "Company") will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 2 June 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To declare a final dividend.
3. To re-elect Directors and to fix the remuneration of Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5 hereof.
8. To amend Articles 1, 5, 28.1.3, 32, 47A, 60, 61, 65, 70, 74, 82, 83, 94, 112.1, 119.3.1, 122, 123.1, 123.2, 136, 154 and to add new Articles 142 and 154.2 to the Articles of Association of the Company (the "Articles") in compliance with the recent amendments to the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A brief description to the proposed amendments to the Articles is set out as follows:

(a)	Article 1	To amend a definition and provide additional definitions for certain terms for the purpose of clarification.
(b)	Article 5	To stipulate that disposal of unissued shares and issue or redemption of preference shares shall also be subject to the provisions of the Listing Rules.
(c)	Article 28.1.3	To delete some words which are unnecessary.
(d)	Article 32	To stipulate that the time limit for issuance of a notice of refusal for registration of a share transfer shall be ten business days or such other period to comply with the Listing Rules and the Companies Ordinance.
(e)	Article 47A	To renumber the existing Article 47A as Article 46.4.
(f)	Heading of "GENERAL MEETINGS"	To move the heading of "GENERAL MEETINGS" to immediately before Article 48.
(g)	Articles 60 and 61	To reflect the requirement of voting by poll under the Listing Rules.
(h)	Article 65	To stipulate that votes of members shall be subject to the Listing Rules or any applicable laws.
(i)	Article 70	To clarify the meaning of a recognized clearing house pursuant to the Securities and Futures Ordinance.
(j)	Article 74	To provide circumstances which a member is required to abstain from voting as required by the amended Appendix 3 of the Listing Rules.
(k)	Article 82	To clarify the liability of alternate director and his relationship with his appointing director in the light of the Companies (Amendment) Ordinance 2003.
(l)	Article 83	To stipulate that powers of directors shall also be subject to the Listing Rules.
(m)	Article 94	To clarify that a managing director shall be subject to retirement by rotation.
(n)	Article 112.1	To be consistent with the amended Appendix 3 of the Listing Rules which stipulates the minimum seven-day period for lodgment by a member of the notice to nominate a director and the nomination shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting.
(o)	Article 119.3.1	To add the chapter number of the Mental Health Ordinance.
(p)	Article 122 and 123.2	To be consistent with the provisions of the amended Appendix 3 of the Listing Rules so that, subject to certain exceptions, a director shall abstain from voting at the board meeting on any contract or arrangement in which he and/or any of his associates has/have a material interest nor shall he be counted towards the quorum of the relevant board meeting.
(q)	Article 123.1	To remove the open bracket sign which is not required.
(r)	Article 136	To change some words to lower case.
(s)	Article 142	To renumber the existing Article 142 as 141.4 and add new Article 142 to stipulate that directors may on any occasion determine that the rights of election, allotment of shares, and/or distribution of assets shall not be made available to or made to any members in certain circumstances.
(t)	Article 154 and New Article 154.2	To delete a word which is not necessary in the existing Article 154 and renumber the existing Article 154 as Article 154.1 and to add a new Article 154.2 to permit the Company to purchase liability insurance for officer or auditor in the light of the Companies (Amendment) Ordinance 2003.

By Order of the Board
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 23 April 2004

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.
3. With regard to item 2 set out in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.14 per ordinary share payable on or about 15 June 2004. The register of members of the Company will be closed from Thursday, 27 May 2004 to Wednesday, 2 June 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 25 May 2004.
4. With regard to item 3 set out in this notice, the Board of Directors of the Company proposes that the retiring Directors, namely Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei and Dr. Chan Po Fun, Peter, be re-elected as Directors of the Company. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2004 shall be the same as in the year ended 31 December 2003, i.e. an annual fee of HK$50,000 for each executive and non-executive Director and an annual fee of HK$120,000 for each independent non-executive Director, pro-rated, where appropriate, and payable in December 2004.
5. With regard to items 5 to 8 set out in this notice, a circular giving details of the amendments of the Articles and general mandates to repurchase and issue shares will be dispatched to the shareholders of the Company on 23 April 2004. Full version of this notice is set out in the circular.
6. Full version of this notice is also available for viewing on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.
7. The Board of Directors of the Company is comprised of fifteen Directors, of which ten are executive Directors, namely Mr. Ning Gaoning, Mr. Song Lin, Mr. Chen Shulin, Mr. Qiao Shibo, Mr. Yan Biao, Mr. Keung Chi Wang, Ralph, Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him; and two are non-executive Directors, namely Mr. Jiang Wei and Mr. Xie Shengxi; and three are independent non-executive Directors, namely Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

File No.82-4177

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Resources Enterprise, Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code : 291)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS OF EXISTING ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening the annual general meeting of China Resources Enterprise, Limited to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 2 June 2004 at 3:00 p.m. is set out on pages 10 to 18 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion of the proxy form and its return will not preclude you from attending and voting at the annual general meeting if you so wish.

Hong Kong, 23 April 2004

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 2 June 2004 at 3:00 p.m., notice of which is set out on pages 10 to 18 of this circular
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	16 April 2004, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the ordinary resolution to be passed as referred to in item no. 5 of the notice of the Annual General Meeting
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing of their own securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollar
"%"	per cent

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Executive Directors:
NING Gaoning *(Chairman)*
SONG Lin *(Deputy Chairman and Managing Director)*
CHEN Shulin *(Deputy Managing Director)*
QIAO Shibo *(Deputy Managing Director)*
YAN Biao *(Deputy Managing Director)*
KEUNG Chi Wang, Ralph *(Deputy Managing Director)*
LAU Pak Shing
WANG Qun
ZHONG Yi
KWONG Man Him

Non-executive Directors:
JIANG Wei
XIE Shengxi

Independent Non-executive Directors:
CHAN Po Fun, Peter
HOUANG Tai Ninh
LI Ka Cheung, Eric

Company Secretary:
LEE Yip Wah, Peter

Registered Office:
39th Floor,
China Resources Building,
26 Harbour Road,
Wanchai,
Hong Kong

Hong Kong, 23 April 2004

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS OF EXISTING ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 5 June 2003, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. It is therefore proposed to seek your approval of the Repurchase

Resolution at the Annual General Meeting to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase Shares. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I of this circular.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

AMENDMENTS OF EXISTING ARTICLES OF ASSOCIATION

In addition, your attention is drawn to the special resolution to be proposed at the Annual General Meeting to approve certain amendments to the existing articles of association of the Company.

The Securities and Futures Ordinance came into effect on 1 April 2003 and the Companies (Amendment) Ordinance 2003 came into operation on 13 February 2004. In addition, the Stock Exchange has announced certain amendments to the Listing Rules which subject to certain transitional arrangements came into effect on 31 March 2004.

In the circumstances, in order to comply with the aforesaid new requirements and to bring the articles of association of the Company up to date and in line with the current practice in Hong Kong, it is also proposed at the Annual General Meeting to amend the existing articles of association of the Company by special resolution as set out in the notice convening the Annual General Meeting.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Proposal and the general mandate for Directors to issue new Shares and the special resolution approving the proposed amendments of the existing articles of association of the Company is set out on pages 10 to 18 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the meeting if you so wish.

At the Annual General Meeting, resolutions put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by (a) the chairman; or (b) not less than five shareholders present in person or by proxy and having the right to vote at the meeting; or (c) a shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or (d) a shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right. On a show of hands, every shareholder (being an individual) present in person or by proxy or (being a corporation) by duly authorized representative shall

have one vote only. On a poll, every shareholder present in person, by proxy or by authorized representative shall have one vote for every Share held by him. On a poll, a shareholder entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the general mandate for Directors to issue new Shares and the proposed amendments of the existing articles of association of the Company are all in the best interest of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
NING Gaoning
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum as required under Section 49BA(3)(b) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,102,232,215 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 210,223,221 Shares representing not more than 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31 December 2003 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2003	6.60	5.70
May 2003	7.00	5.90
June 2003	7.25	6.50
July 2003	7.10	6.70
August 2003	7.75	6.65
September 2003	9.05	7.60
October 2003	9.50	8.40
November 2003	9.30	8.50
December 2003	9.35	8.60
January 2004	10.60	8.85
February 2004	11.20	9.85
March 2004	11.20	9.55

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, China Resources National Corporation, the ultimate holding company of the Company, is interested in 1,153,776,475 Shares (representing approximately 54.88% of the total issued share capital of the Company as at the Latest Practicable Date). In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Proposal, then (if the present shareholdings remains the same) the attributable interest of China Resources National Corporation would be increased to approximately 60.98% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. In the event that the Repurchase Proposal is exercise in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the four Directors proposed to be re-elected at the Annual General Meeting to be held on 2 June 2004:

1. **Mr. Qiao Shibo**, aged 49, has been an Executive Director since July 2001 and was appointed Deputy Managing Director in November 2001. He is responsible for the business and strategic planning of the Group's petroleum and chemical distribution business and is the Chairman of China Resources Petrochems (Group) Company Limited and the legal representative of various companies within the petrochemical division of the Group in the People's Republic of China. He is also a director and Vice President of China Resources (Holdings) Company Limited, a director of China Resources National Corporation ("CRNC") and holds various directorships in the CRNC group of companies. Mr. Qiao is also the Chairman of China Resources Cement Holdings Limited. Mr. Qiao holds a Bachelor's degree in Chinese Language from the Jilin University, China.

   Save as disclosed herein and in the annual report for the year ended 31 December 2003, Mr. Qiao does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

   As at the Latest Practicable Date, Mr. Qiao has personal interest in share options to subscribe for 3,800,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Qiao. The emoluments of Mr. Qiao are determined by reference to the Company's performance and profitability, as well as the prevailing market conditions.

2. **Mr. Yan Biao**, aged 42, has been an Executive Director since 1994 and is also a Deputy Managing Director. Mr. Yan is currently responsible for the overall strategic planning and development of the Group's brewery, brand fashion distribution, Hong Kong retailing and property business, and is the legal representative of various companies within the retailing division of the Group in the People's Republic of China. Mr. Yan is also a director of China Resources (Holdings) Company Limited and China Resources National Corporation as well as an executive director of China Resources Land Limited. He has a Bachelor of Laws degree from the Beijing University in China and a Master of Business Administration degree from the University of San Francisco in the United States.

   Save as disclosed herein and in the annual report for the year ended 31 December 2003, Mr. Yan does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

   As at the Latest Practicable Date, Mr. Yan has personal interest in 900,000 Shares and in share options to subscribe for 4,000,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Yan. The emoluments of Mr. Yan are determined by reference to the Company's performance and profitability, as well as the prevailing market conditions.

3. **Mr. Jiang Wei**, aged 41, has been a Director since 1995. He obtained his Bachelor's degree in International Trade and Master's degree in International Business and Finance, both from the University of International Business and Economics in Beijing, the People's Republic of China. Mr. Jiang is currently a director and chief financial officer of China Resources (Holdings) Company Limited. He is also the general manager of its finance department and holds various

directorships in companies within the CRNC Group. He is a non-executive director of China Resources Power Holdings Company Limited, China Resources Cement Holdings Limited and China Resources Peoples Telephone Company Limited.

Save as disclosed herein and in the annual report for the year ended 31 December 2003, Mr. Jiang does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Jiang has personal interest in share options to subscribe for 600,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Jiang. The Directors' fee of Mr. Jiang as a non-executive Director is determined by shareholders of the Company in general meeting. For the year ending 31 December 2004, the Board of Directors of the Company proposes that the annual Directors' fee of Mr. Jiang be HK$50,000, which is the same as that for the year ended 31 December 2003.

4. **Dr. Chan Po Fun, Peter**, aged 82, has been a Director since 1973. Dr. Chan is also a director of Chuang's Consortium International Limited and Prime Investments Holdings Limited. He is a practicing certified public accountant in Hong Kong, has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is an honorary fellow of the Society for Underwater Technology.

Save as disclosed herein, Dr. Chan does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the Latest Practicable Date, Dr. Chan is interested in 506,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Dr. Chan. The Directors' fee of Dr. Chan as an independent non-executive Director is determined by shareholders of the Company in general meeting. For the year ending 31 December 2004, the Board of Directors of the Company proposes that the annual Directors' fee of Dr. Chan be HK$120,000, which is the same as that for the year ended 31 December 2003.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Wednesday, 2 June 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.

2. To declare a final dividend.

3. To re-elect Directors and to fix the remuneration of Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions

or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT** subject to the passing of the resolutions as proposed under items nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"**THAT** the existing articles of association of the Company be and are hereby amended in the following manner:

(a) Article 1

(1) By adding the following definition immediately after the definition of "Board":

"business days" means any day on which The Stock Exchange of Hong Kong Limited is open for the business of dealing in securities;

(2) By adding the following definition immediately after the definition of "in writing" and "written":

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited prevailing from time to time;

(3) By deleting the word "or" immediately before the word "kept" in the definition of "Seal".

(b) Article 5

By adding the words "and the Listing Rules" immediately after the words "Subject to the provisions of the Ordinance".

(c) Article 28.1.3

By deleting the words "by the Chief Secretary" in the fifth line of the existing Article 28.1.3.

(d) Article 32

By replacing the words "two months" by the words "ten business days or such other period to comply with the Listing Rules and the Ordinance".

(e) Article 47A

By moving the existing Article 47A to immediately after Article 46.3 and renumbering the existing Article 47A as Article 46.4.

(f) Heading of "GENERAL MEETINGS" immediately before Article 50

By moving the heading of "GENERAL MEETINGS" to immediately before Article 48.

(g) Article 60

By adding the words "unless a poll is taken as may from time to time be required under the Listing Rules and/or any other applicable laws and regulations or" immediately before the word "unless".

(h) Article 61

By adding the words "or unless a poll is taken as may from time to time be required under the Listing Rules and/or any other applicable laws and regulations" immediately after the words "Unless a poll is so demanded".

(i) Article 65

By adding the words "or under the Listing Rules and/or any other applicable laws and regulations" immediately after the words "Subject to any rights or restrictions attached to any shares".

(j) Article 70

By deleting the words "Securities and Futures (Clearing Houses) Ordinance of Chapter 420 of the Laws of Hong Kong" in paragraph (b) of the Article 70 and substituting therefor the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)".

(k) Article 74

By renumbering the existing Article 74 as Article 74.1 and adding the following new Article:

74.2 Where the Company has knowledge that any member is, under the Listing Rules and/or any other applicable laws and regulations, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(l) Article 82

By deleting the words "an alternate director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the Director appointing him" and substituting therefor the words "an alternate director so appointed shall be deemed to be the agent of the Director who appoints him. A Director who appoints an alternate director shall be vicariously liable for any tort committed by the alternate director while acting in the capacity of alternate director".

(m) Article 83

By adding the words "or the Listing Rules" in two places immediately after the words "the Ordinance".

(n) Article 94

By deleting the existing Article 94 in its entirety and substituting therefor the following new Article:

94. Subject to the provisions of any contract between a Managing Director and the Company, a Managing Director shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and he shall, ipso facto and immediately, cease to be a Managing Director if he ceases to hold the office of Director from any cause.

(o) Article 112.1

By deleting the words "not more than seven days prior to the date of such meeting" and substituting therefor the words "no earlier than the day after the despatch of the notice of the meeting appointed for such election and no later than seven days prior to the date of such meeting".

(p) Article 119.3.1

By adding the words "(Chapter 136 of the Laws of Hong Kong)" immediately after the words "Mental Health Ordinance".

(q) Article 122

By deleting the existing Article 122 in its entirety and substituting therefor the following new Article:

122.1 A Director shall not be entitled to vote on any resolution of the Board of Directors approving any contract or arrangement in which he or any of his associates is materially interested and nor shall he be counted in the quorum present at the meeting at which such contract or arrangement is considered.

122.2 The prohibitions in Article 122.1 shall not apply to the following matters namely:

122.2.1 any contract or arrangement for giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of them or obligations undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

122.2.2 any contract or arrangement for the giving to a third party of any security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which such Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

122.2.3 any contract or arrangement concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where such Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

122.2.4 any contract or arrangement concerning another company in which such Director or his associate(s) is/are interested (directly or indirectly) whether as an officer or executive or shareholder or by virtue of his/their beneficial interest in the shares or debentures or other securities of such company, provided that such Director and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

122.2.5 any proposal or arrangement concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, and/or their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates;

122.2.6 any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which such Director or his associate(s) may benefit;

122.2.7 any contract or arrangement in which such Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

122.2.8. such other exceptions applicable to all listed companies as shall be approved and notified to such companies by The Stock Exchange of Hong Kong Limited from time to time.

For the purpose of this Article and Article 123, an "associate" of a Director is defined as:

(i) his spouse;

(ii) any child or step-child, natural or adopted, under the age of 18 years of such Director or of his spouse (together with (a) above, the "family interests");

(iii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is (to his knowledge) a discretionary object and any company ("trustee-controlled company") in the equity capital of which the trustees, acting in their capacity as such trustees, are directly or indirectly interested so as to exercise or control the exercise of 30 per cent (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary (together, the "trustee interests");

(iv) a holding company of a trustee-controlled company or a subsidiary of any such holding company; and

(v) any company in the equity capital of which he, his family interests, any of the trustees referred to in (c) above, acting in their capacity as such trustees, and/or any trustee interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 per cent (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

(r) Article 123.1

By removing the open bracket sign before the words "and be counted in the quorum".

(s) Article 123.2

By adding the words "and/or his associate(s)" immediately after the words "(other than the chairman of the meeting)" in the second line of the existing Article 123.2 and immediately after the words "the interest of the Director" in the sixth and seventh lines of the existing Article 123.2 respectively.

(t) Article 136

By replacing the words "General Meeting" by the words "general meeting".

(u) Article 142

By adding the words "Notwithstanding the provisions of Article 141.1.1 or 141.1.2," at the very beginning of the existing Article 142 and renumbering this Article as Article 141.4 and adding the following new Article:

142. The Directors may on any occasion determine that the rights of election, allotment of shares, and/or distribution of assets as referred to in Article 141 shall not be made available to or made to any members with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election, or allotment of shares or distribution of assets would or might be subject to legal restrictions under the laws of that territory or the requirements of the relevant regulatory body or stock exchange in that territory, or where the Directors consider the costs, expenses or possible delays in ascertaining the existence or extent of the legal and other requirements applicable to such offer or the acceptance of such offer to be out of proportion to the benefit of the Company, and in any such case the provisions aforesaid shall be read and construed subject to such determination.

(v) Article 154

By deleting the word "Companies" in the fifth line of the existing Article 154 and renumbering the existing Article 154 as Article 154.1 and adding the following new Article:

154.2 The Company shall have power to purchase and maintain for any officer (including Director) of the Company, or any person employed by the Company as auditor:

(a) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article, "related company" means any company which is the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 23 April 2004

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no. 2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.14 per ordinary share payable on or about 15 June 2004. The register of members of the Company will be closed from Thursday, 27 May 2004 to Wednesday, 2 June 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 25 May 2004.

4. With regard to item no. 3 in this notice, the Board of Directors of the Company proposes that the retiring Directors, namely Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei and Dr. Chan Po Fun, Peter, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II of the circular to shareholders dated 23 April 2004. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2004 shall be the same as in the year ended 31 December 2003, i.e. an annual fee of HK$50,000 for each executive and non-executive Director and an annual fee of HK$120,000 for each independent non-executive Director, pro-rated, where appropriate, and payable in December 2004.

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華潤創業有限公司股份全部售出，應立即將本通函連同隨附此通函之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

華潤創業有限公司
China Resources Enterprise, Limited
(根據公司條例在香港註冊成立)

(股份代號：291)

購回及發行股份之
一般授權
及
修訂現行公司組織章程細則之建議
及
股東週年大會通告

華潤創業有限公司(「本公司」)將於二零零四年六月二日星期三下午三時正在香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，股東週年大會通告載於本通函第十頁至第十八頁。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票。

香港，二零零四年四月二十三日

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零四年六月二日星期三下午三時正在香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會，大會通告載於本通函的第十頁至第十八頁
「本公司」	指	華潤創業有限公司，根據公司條例於香港註冊成立之有限公司
「公司條例」	指	公司條例(香港法例第三十二章)
「董事」	指	本公司董事
「集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零四年四月十六日，即本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	向董事授出一般授權以行使本公司權力於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本10%之股份之建議
「購回決議案」	指	股東週年大會通告第五項所指之普通決議案
「證券及期貨條例」	指	證券及期貨條例(香港法例第五百七十一章)
「股份」	指	本公司股本中每股面值港幣1.00元之股份
「股份購回規則」	指	上市規則當中有關監管該等以聯交所作為第一上市地位的公司在聯交所購回本身證券的規則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則及股份購回守則
「港元」	指	港元
「%」	指	百分比

華潤創業有限公司
China Resources Enterprise, Limited
(根據公司條例在香港註冊成立)

董事：
執行董事：
寧高寧(主席)
宋林(副主席兼董事總經理)
陳樹林(副董事總經理)
喬世波(副董事總經理)
閻飈(副董事總經理)
姜智宏(副董事總經理)
劉百成
王群
鍾義
鄺文謙

非執行董事：
蔣偉
謝勝喜

獨立非執行董事：
陳普芬
黃大寧
李家祥

公司秘書：
李業華

註冊辦事處：
香港
灣仔
港灣道26號
華潤大廈
39樓

敬啟者：

購回及發行股份之
一般授權
及
修訂現行公司組織章程細則之建議
及
股東週年大會通告

購回股份之一般授權

本公司於二零零三年六月五日舉行之股東週年大會上授予本公司董事會購回本公司股份之一般授權，即將於股東週年大會結束時失效。因此，於股東週年大會上將提呈購回決議案，

尋求　閣下批准重新給予董事會一般授權購回股份。本文件之附錄一載有根據股份購回規則之規定須提供有關購回建議所需資料之説明文件。

發行股份之一般授權

股東週年大會上將會提呈兩項普通決議案，分別向董事授出一般授權以配發、發行及處理不超過本公司於該項決議案通過當日已發行股本20%的股份，並在此項授予董事之一般授權當中，加上在授出一般授權以購回股份後，代表本公司所實際購回的股份面值總額之股份，惟該等購回股份以購回決議案通過日期之已發行股本10%為限。

修訂現行公司組織章程細則

此外，　閣下請注意將於股東週年大會上將提呈特別決議案，批准本公司之現行組織章程細則所作出的若干修訂。

證券及期貨條例已於二零零三年四月一日生效，而二零零三年公司(修訂)條例亦於二零零四年二月十三日生效。再者，聯交所已公佈的若干上市規則之修訂，除依據若干過渡期安排外，已於二零零四年三月三十一日生效。

因此，為使本公司之組織章程細則符合上述規定及使其更新及符合香港之現行慣例，現擬於即將舉行之股東週年大會上提呈通過股東週年大會通告內所列之特別決議案修訂本公司現行組織章程細則。

股東週年大會

其中載有批准購回建議及授予董事一般授權發行新股之普通決議案及建議修訂現行公司組織章程細則之特別決議案之股東週年大會通告已載附於本通函第十頁至第十八頁。

隨附本通函有股東週年大會適用之代表委任表格。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下在填交代表委任表格後，屆時仍可親自出席會議及於會上投票。

在股東週年大會上，交由大會表決的決議案須以舉手方式表決，除非(在宣布舉手表決的結果之時或之前)下列任何人仕要求以投票方式表決(a)主席；或(b)不少於五名親自出席或委派代表出席並有權於大會上投票的股東；或(c)親自出席或委派代表出席的任何一名或多於一名股東，佔全體有權在大會上表決的股東的總表決權不少於十分之一；或(d)親自出席或委派代表出席的任何一名或多於一名股東，持有授予在大會上表決權利的股份，而該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。如以舉手方

式表決，每名（如個人）親自出席或委派代表出席或（如法團）授權代表出席的股東均有一票，而如以投票方式表決，每名股東親自或委派代表或授權代表出席就其所持有的每股股份均有一票。以投票方式表決時，持有多於一票的股東在投票時無須投其所有的票數或以同一方式投其所有的票數。

推薦建議

董事相信，購回授權、授予董事一般授權發行新股及建議修訂現行公司組織章程細則事宜，皆符合本公司及其股東之最佳利益。故此，董事建議所有股東投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
寧高寧
謹啟

香港，二零零四年四月二十三日

本附錄為說明文件，乃遵照股份購回規則而發出，旨在向　閣下提供所需資料，以供閣下考慮有關批准本公司最多購回在購回決議案通過當日本公司已發行股本10%的股份之建議。

本附錄亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,102,232,215股股份。

在購回決議案獲通過之規限下，並按在股東週年大會舉行前並無再發行或購回股份之基準，本公司根據購回建議將獲准購回最多210,223,221股股份，佔本公司於最後實際可行日期之已發行股本不超逾10%。

2. 購回之理由

董事會相信，購回建議乃符合本公司及其股東之最佳利益。視乎當時市場情況及資金安排而定，該項購回可提高本公司每股股份之資產淨值及／或盈利，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，僅可運用根據本公司之公司組織章程大綱及細則與香港公司法例可供合法作此用途之資金。公司法例規定，於購回股份時而償還之股本必須在公司法例准許下由本公司可供分派之溢利及／或用於購回股份而發行新股之款額支付。

倘在建議之購回期間內任何時間須全面實施購回建議，則可能會對本公司之營運資金或資本負債比率有不利影響(相對截至二零零三年十二月三十一日止年度年報內所載經審核賬目所披露之情況而言)。然而，董事會不擬行使購回建議購回股份以致董事會認為本公司宜不時具備之營運資金或資本負債比率因此而受到重大不利影響。

4. 股份價格

在最後實際可行日期前十二個月，股份在聯交所買賣之每月最高及最低成交價如下：

	股份	
	最高價 港元	最低價 港元
二零零三年四月	6.60	5.70
二零零三年五月	7.00	5.90
二零零三年六月	7.25	6.50
二零零三年七月	7.10	6.70
二零零三年八月	7.75	6.65
二零零三年九月	9.05	7.60
二零零三年十月	9.50	8.40
二零零三年十一月	9.30	8.50
二零零三年十二月	9.35	8.60
二零零四年一月	10.60	8.85
二零零四年二月	11.20	9.85
二零零四年三月	11.20	9.55

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據該購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)彼等之聯繫人士有意於股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士(按上市規則之定義)通知，表示彼等現擬在股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，股東在本公司之投票權所佔權益比例增加，則就收購守則第32條而言，該項增加將作為一項收購處理。因此，一位股東或一致行動之多位股東可以取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，本公司之最終控股公司中國華潤總公司持有1,153,776,475股股份(於最後實際可行日期佔本公司之已發行股本約54.88%)。倘董事會根據購回股份建議全面行使權力購回股份，在現在持股情況保持不變下，中國華潤總公司於本公司之應佔權益將增至本公司已發行股本約60.98%。

董事會並無獲悉任何根據購回建議進行之任何購回將會導致產生根據收購守則之任何後果。倘全面行使購回建議，則公眾人士持有之股份數目將不少於25%。

7. 本公司購回股份

在最後實際可行日期前六個月，本公司並無在聯交所或其他地方購回任何股份。

下文載列動議於二零零四年六月二日股東週年大會上重選的四位董事之詳情：

1. **喬世波先生**，現年四十九歲，於二零零一年七月獲委任為執行董事，並於同年十一月獲提任為副董事總經理。彼負責本集團之石油及化學品經銷業務之策略部署，並為華潤石化(集團)有限公司主席，亦擔任本集團石化分部若干國內公司的法定代表人。喬先生亦為華潤(集團)有限公司之董事，副總經理及中國華潤總公司(「中國華潤總公司」)之董事，並擔任中國華潤總公司集團旗下多家公司的董事職務，並為華潤水泥控股有限公司之主席。喬先生持有中國吉林大學中文系學士學位。

   除本通函及截至二零零三年十二月三十一日止年度年報所披露者外，喬先生與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

   於最後實際可行日期，按照證券及期貨條例第XV部的涵義，喬先生擁有可以認購本公司3,800,000股股份的購股權的個人權益。本公司與喬先生之間並無服務合約。喬先生的薪酬乃根據本公司的業務表現、盈利能力及市況而定。

2. **閻飈先生**，現年四十二歲，於一九九四年獲委任為執行董事，亦為副董事總經理。閻先生現時負責本集團啤酒、品牌服裝經銷、香港零售及地產業務的整體發展，並擔任本集團零售分部若干國內公司的法定代表人。彼亦為華潤(集團)有限公司、中國華潤總公司之董事以及華潤置地有限公司之執行董事。彼分別持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。

   除本通函及截至二零零三年十二月三十一日止年度年報所披露者外，閻先生與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

   於最後實際可行日期，按照證券及期貨條例第XV部的涵義，閻先生擁有本公司900,000股股份的個人權益，及擁有可以認購本公司4,000,000股股份的購股權權益。本公司與閻先生之間並無服務合約。閻先生的薪酬乃根據本公司的業務表現、盈利能力及市況而定。

3. **蔣偉先生**，現年四十一歲，於一九九五年獲委任為董事。彼持有中華人民共和國北京對外經濟貿易大學對外貿易學士及國際業務與財務碩士學位。蔣先生現身兼華潤(集團)有限公司之董事及財務總監，亦為該公司財務部之總經理，並擔任中國華潤

總公司集團旗下多家公司的董事職務。彼亦為華潤電力控股有限公司、華潤水泥控股有限公司及華潤萬眾電話有限公司之非執行董事。

除本通函及截至二零零三年十二月三十一日止年度年報所披露者外，蔣先生與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，按照證券及期貨條例第XV部的涵義，蔣先生擁有可以認購本公司600,000股股份的購股權的個人權益。本公司與蔣先生之間並無服務合約。蔣先生作為非執行董事收取的董事袍金由本公司股東在股東大會上釐定。截至二零零四年十二月三十一日止年度，本公司董事局建議向蔣先生支付的年度董事袍金為港幣50,000元，與截至二零零三年十二月三十一日止年度的金額相同。

4. **陳普芬博士**，現年八十二歲，於一九七三年獲委任為董事。陳博士亦為莊士機構國際有限公司及 Prime Investments Holdings Limited 的董事。彼為香港執業會計師、離岸石油科技博士、中國法律博士及海底科技協會名譽院士。

除本通函所披露者外，陳博士與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，按照證券及期貨條例第XV部的涵義，陳博士擁有本公司506,000股股份的權益。本公司與陳博士之間並無服務合約。陳博士作為獨立非執行董事收取的董事袍金由本公司股東在股東大會上釐定。截至二零零四年十二月三十一日止年度，本公司董事局建議向陳博士支付的年度董事袍金為港幣120,000元，與截至二零零三年十二月三十一日止年度的金額相同。

華潤創業有限公司
China Resources Enterprise, Limited
(根據公司條例在香港註冊成立)

股東週年大會通告

茲通告本公司謹訂於二零零四年六月二日(星期三)下午三時正，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

1. 省覽及考慮截至二零零三年十二月三十一日止年度已審核之財務報告與董事局及核數師報告。

2. 宣佈派發末期股息。

3. 重選董事及釐定董事酬金。

4. 續聘核數師及授權董事局釐定其酬金。

5. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「**動議：**

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間(定義見下文)內，按照及受約於所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時修訂之規定，行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所，購回本公司股本中每股面值港幣1.00元之股份；

(b) 根據上文(a)段之批准，本公司董事局獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「**動議：**

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事局於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理本公司股本中每股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權(包括可兌換本公司股份之票據、認股權證及債券)；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間(定義見下文)內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權(包括可兌換本公司股份之票據、認股權證及債券)；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發(不論是否依據期權或其他原因配發)及發行之股本面值總額(但不包括(i)配售新股(定義見下文)；(ii)依據任何當時經已採納可授予或發行本公司股份或購股權之購股權計劃或其他類似安排而發行股份；(iii)依據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購權或換股權而發行股份；或(iv)依據本公司不時之公司組織章程細則就以股代息計劃發行股份)不得超過於本決議案通過當日本公司已發行股本面值總額之20%；上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「配售新股」乃指本公司董事局於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份配售建議(惟本公司董事局有

權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

7. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

「**動議**待召開本大會之通告所載之第5及第6項之決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項之決議案之授權所購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第6項之決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

8. 作為特別事項，考慮並在認為適當時，通過下列決議案為特別決議案：

特別決議案

「**動議**按下列方式修訂本公司之現行公司細則：

(a) 公司細則第1條

(1) 緊隨「董事局」一詞釋義之後，加入以下釋義：

「營業日」 指 香港聯合交易所有限公司可進行買賣證券業務之任何辦公日子；

(2) 緊隨「書面」一詞釋義之後，加入以下釋義：

「上市規則」 指 香港聯合交易所有限公司現行不時生效之證券上市規則；

(3) 刪除「蓋章」一詞釋義當中，緊接「存置」二字之前「或」一字。

(b) 公司細則第5條

緊隨「符合公司條例條文」之後，加入「及上市規則」一句。

(c) 公司細則第28.1.3條

刪除現行公司細則第28.1.3條第五行「由政務司司長」一句。

(d) 公司細則第32條

改以「十個營業日或該等其他期間，以遵守上市規則及公司條例規定」一句，取代「兩個月」三字。

(e) 公司細則第47A條

將現行公司細則第47A條移至緊隨公司細則第46.3條之後，重新編排現行公司細則第47A條為公司細則第46.4條。

(f) 緊接公司細則第50條之前的標題「股東大會」

將「股東大會」的標題移至緊接公司細則第48條之前。

(g) 公司細則第60條

緊接「除非」二字之前，加入「除非按照上市規則及／或任何其他適用法例及規例規定不時以表決方式投票或」一句。

(h) 公司細則第61條

緊隨「除非就此要求以表決方式投票」一句之後，加入「或除非按照上市規則及／或任何其他適用法例及規例規定不時以表決方式投票」一句。

(i) 公司細則第65條

緊隨「在任何股份隨附之權利或限制規限下」一句之後，加入「或根據上市規則及／或任何其他適用法例及規例」一句。

(j) 公司細則第70條

刪除公司細則第70條(b)段中「香港法例第420章證券及期貨(結算所)條例」一句，改以「證券及期貨條例(香港法例第571章)」一句取代。

(k) 公司細則第74條

重新編排現行公司細則第74條為公司細則第74.1條，並加入以下新公司細則：

74.2 若本公司得知，根據上市規則及／或任何其他適用法例及規例規定，倘任何股東須就任何特定決議案投棄權票，或限制對任何特定決議案只可投贊成票或反對票時，則由有關股東或其代表所作出違反該項規定或限制之任何投票將不予計算。

(l) 公司細則第82條

刪除「替任董事就各方面而言須視為董事，亦須單獨就其本身作出之行為及過失負責，且替任董事不會被視為委任該替任董事之董事之代理人」一句，改以「就此委任之替任董事須視為委任該替任董事之董事之代理人。委任替任董事之董事須因該替任董事以替任董事之身份作出之任何侵權行為承擔替代責任」取代。

(m) 公司細則第83條

緊隨兩處「公司條例」之後，加入「或上市規則」一句。

(n) 公司細則第94條

刪除現行公司細則第94條整條，改以下列新公司細則取代：

94. 在董事總經理與本公司訂立之任何合約之條文規限下，董事總經理須受有關辭任及免任本公司其他董事之相同條文所規限，倘若董事總經理基於任何理由不再擔任董事一職，則該董事總經理因此即不再為董事總經理。

(o) 公司細則第112.1條

刪除「不超過該大會召開日期前七日」一句，改以「不會早於寄發就該選舉而召開之大會通告後翌日，亦不會遲於該大會召開日期前七日」一句取代。

(p) 公司細則第119.3.1條

緊隨「精神健康條例」一句之後，加入「香港法例第136章」一句。

(q) 公司細則第122條

刪除現行公司細則第122條整條，改以下列新公司細則取代：

122.1 若董事或其任何聯繫人在任何合約或安排中具有重大權益，則該董事不得就批准有關合約或安排之任何董事會決議案投票，亦不得計入出席就考慮有關合約或安排而召開之大會法定人數內。

122.2 公司細則第122.1條之限制不適用於以下任何一項：

122.2.1 就董事或其任何聯繫人因應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而借出之款項或承擔之責任，給予該董事或其聯繫人之任何抵押品或賠償保證所訂立之任何合約或安排；

122.2.2 就董事或其任何聯繫人(不論個別或聯同其他人士)因應本公司或其任何附屬公司之債項或責任，根據一項擔保或賠償保證承擔全部或部分責任或提供抵押品，而向第三方提供任何抵押品或賠償保證之任何合約或安排；

122.2.3 有關本公司或本公司可能創辦或擁有權益之任何其他公司之發售股份、債券或其他證券建議以供認購或購買之任何合約或安排，而董事或其聯繫人在發售建議之包銷或分包銷當中以參與者身份擁有權益；

122.2.4 有關董事或其任何聯繫人以高級職員或行政人員或股東身份，或憑藉其／彼等於該公司之股份或債券或其他證券持有之實益擁益，而直接或間接擁有權益之其他公司之任何合約或安排，惟該董事連同其任何聯繫人並無實益擁有該公司(或董事或其聯繫人藉以取得權益之任何第三方公司)任何類別已發行股份百分之五(5)或以上之權益或投票權；

122.2.5 涉及採納、修訂或實施與本公司或其任何附屬公司之董事及／或其聯繫人及僱員有關之公積金或退休、死亡或傷殘福利計劃之建議或安排，而當中並無給予任何董事或其聯繫人任何與該計劃或基金有關一類人士一般不獲賦予之特權或利益；

122.2.6 有關採納、修訂或實施任何僱員股份計劃或任何股份獎勵或購股權計劃，而董事或其聯繫人可從中受惠之任何建議或安排；

122.2.7 董事或其聯繫人僅因其持有本公司之股份或債券或其他證券之權益，而與本公司之股份或債券或其他證券之持有人按相同方式擁有權益之任何合約或安排；

122.2.8 適用於所有上市公司，並獲香港聯合交易所有限公司不時批准及知會該等公司之該等其他例外情況。

就本公司細則及公司細則第123條而言，董事之「聯繫人」乃界定為：

(i) 其配偶；

(ii) 該董事或其配偶十八歲以下任何親生或領養之子女或繼子女（連同上文(a)項，統稱「家族權益」）；

(iii) 董事或其任何家族權益為受益人或就全權信託基金而言以董事（據其所知）為全權信託之受託人之任何基金中之受託人（以受託人之身份），以及受託人（以受託人之身份）於股本中直接或間接擁有權益之任何公司（「由受託人控制之公司」），而彼等所擁有之股本權益足以使彼等在股東大會上行使或控制行使百份之30或以上（或香港公司收購及合併守則中可能不時訂明，導致觸發須予提出強制性全面收購建議之其他百分比）之投票權，或足以致使彼等控制董事會大部分成員及其附屬公司之任何其他公司之組成（統稱「受託人權益」）；

(iv) 由受託人控制之公司之控股公司或任何該控股公司之附屬公司；及

(v) 董事、其家族權益、上文(c)所述任何受託人（以受託人之身份）及／或連同任何受託人權益於當中直接或間接擁有權益之任何公司，而彼等所擁有之股本權益足以致使彼等在股東大會上行使或控制行使百份之30或以上（或香港公司收購及合併守則中可能不時訂明，導致觸發須予提出強制性全面收購建議之其他百分比）之投票權，或足以致使彼等控制董事會大部分成員及其附屬公司或控股公司或任何該控股公司之同系附屬公司之任何其他公司之組成；

(r) 公司細則第123.1條

除去於「及計入法定人數以內」之前之開括號符號。

(s) 公司細則第123.2條

緊隨現行公司細則第123.2條第二行「(大會主席除外)」一句之後，另於緊隨現行公司細則第123.2條第六行及第七行「董事權益」之後，分別加入「及／或其聯繫人」一句。

(t) 公司細則第136條

以「general meeting」取代「General Meeting」(股東大會)。

(u) 公司細則第142條

於現行公司細則第142條開首加入「儘管公司細則第141.1.1或第141.1.2條之條文有所規定，」，並重新編排此公司細則為公司細則第141.4條，及加入以下新公司細則：

142. 倘若並無辦理任何登記陳述或其他指定正式手續，在某地區轉達選舉權利或配發股份或分派資產之建議，根據該地區之法例規定須予或可能須予符合法例限制或該地區有關監管當局或證券交易所之規定，或董事認為確定上述建議或接納上述建議適用之法定及其他規定是否存在或限制範圍所需費用、開支或可能造成之延誤，超出本公司所佔之利益比例，則董事可在任何情況決定不授予或給予註冊地址位於上述地區之任何股東有關公司細則第141條所述之選舉、配發股份及／或分派資產之權利。

(v) 公司細則第154條

刪除現行公司細則第154條第五行中「公司」二字及重新編排現行公司細則第154條為公司細則第154.1條，並加入以下新公司細則：

154.2本公司有權為本公司任何高級職員(包括董事)或本公司聘任作為核數師之任何人士投購及持有：

(a) 本公司、有關連公司或任何他其他各方因其疏忽、過失、失職行為或違反信託(欺詐行為除外)被判有罪而須承擔與本公司或有關連公司有關之責任保險；及

(b) 因其疏忽、過失、失職行為或違反信託(包括欺詐行為)被判有罪而遭指控之任何法律程序(不論屬民事或刑事)提出抗辯所招致與本公司或有關連公司有關之任何責任保險。

就本公司細則而言，「有關連公司」指本公司之附屬公司或控股公司或本公司控股公司之附屬公司。

承董事局命
秘書
李業華

香港，二零零四年四月二十三日

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，方為有效。

3. 就本通告第2項而言，本公司董事局建議於二零零四年六月十五日或前後派發末期股息每股普通股港幣0.14元。本公司將於二零零四年五月二十七日（星期四）至二零零四年六月二日（星期三）（首尾兩天包括在內）暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，於二零零四年五月二十五日（星期二）下午四時三十分前交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 就本通告第3項而言，本公司董事局擬將重選即將退任之董事喬世波先生、閻飈先生、蔣偉先生及陳普芬博士為本公司之董事。有關該等董事之詳情，載於本公司二零零四年四月二十三日致股東的通函附錄二。本公司董事局向股東建議，截至二零零四年十二月三十一日止年度之董事袍金，將與截至二零零三年十二月三十一日止年度相同，即各執行董事及非執行董事之年度袍金為港幣50,000元，而各獨立非執行董事之年度袍金則為港幣120,000元，有關袍金將於二零零四年十二月支付（如適用時按比例支付）。